Exhibit 12.1

Intrepid Potash, Inc.

Computation of Ratio of (Loss) Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Intrepid Potash, Inc.
	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
(Loss) Income from continuing operations before income taxes	$(18,425)	$(374,803)	$10,811	$38,093	$136,927	$175,261

Additions:
Fixed charges	2,835	9,050	9,471	9,757	2,244	2,435
Amortization of capitalized interest	8	131	153	101	—	—
	2,843	9,181	9,624	9,858	2,244	2,435
Subtractions:
Capitalized interest	(90)	(293)	(456)	(3,375)	—	—

(Loss) Earnings as adjusted	$(15,672)	$(365,915)	$19,979	$44,576	$139,171	$177,696

Fixed charges:
Interest expensed on indebtedness	$1,424	$5,968	$6,320	$4,539	$510	$412
Capitalized interest	90	293	456	3,375	—	—
Amortization of debt expense	805	383	368	367	342	401
Interest within rent expense	516	2,406	2,327	1,476	1,392	1,622
Total fixed charges	$2,835	$9,050	$9,471	$9,757	$2,244	$2,435

Ratio of earnings to fixed charges	(5.5)	(40.4)	2.1	4.6	62.0	73.0

The dollar amount required to bring our ratio of earnings to fixed charges to one-to-one is  $18,507,000 and $374,965,000 for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively.